UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 29, 2016

Analog Devices, Inc.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	1-7819	04-2348234
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Way Norwood, MA	02062
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 329-4700

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

In connection with certain investor presentations that Analog Devices, Inc. (“Analog Devices” or the “Company”) intends to hold beginning November 29, 2016, the Company is filing this Current Report on Form 8-K to update certain pro forma financial information with respect to the Company’s proposed acquisition (the “Merger”) of Linear Technology Corporation (“Linear”). As previously disclosed in its Current Report on Form 8-K filed on July 26, 2016, the Company and certain of its subsidiaries entered into an Agreement and Plan of Merger dated as of July 26, 2016 (the “Merger Agreement”) with Linear, providing for the acquisition of Linear by the Company.

Included in this Current Report on Form 8-K as Exhibit 99.1 are the unaudited pro forma condensed combined balance sheet as of October 29, 2016 and the unaudited pro forma condensed combined statement of income for the year ended October 29, 2016, which information was not required to be included in the prospectus of the Company and proxy statement of Linear filed on September 16, 2016.

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company’s Annual Report on Form 10-K for the year ended October 29, 2016, under the section “Risk Factors,” which is on file with the Securities and Exchange Commission. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” “could” and “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections regarding our future financial performance; our anticipated growth and trends in our businesses; the proposed acquisition of Linear and financing for the proposed transaction; the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear’s business may not be successfully integrated with ours following the closing; the risk that we and Linear will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear’s or our business and relationships with their customers, suppliers or employees; our future liquidity, capital needs and capital expenditures; our future market position and expected competitive changes in the marketplace for our products; our ability to pay dividends or repurchase stock; our ability to service our outstanding debt; our expected tax rate; the effect of new accounting pronouncements; our ability to successfully integrate acquired businesses and technologies; and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified in the section entitled “Risk Factors” and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements, including to reflect events or circumstances occurring after the date of the filing of this Current Report on Form 8-K, except to the extent required by law.

Item 9.01. Financial Statements and Exhibits.

(b) Pro forma financial information.

The unaudited pro forma condensed combined balance sheet of the Company as of October 29, 2016 and the unaudited pro forma condensed combined statement of income of the Company for the year ended October 29, 2016, respectively, are filed herewith as Exhibit 99.1 and incorporated herein by reference.

(d) Exhibits.

The following exhibits are filed as part of this current report:

99.1 Unaudited pro forma condensed combined balance sheet of the Company as of October 29, 2016 and the unaudited pro forma condensed combined statement of income of the Company for the year ended October 29, 2016, respectively.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear have filed and will file relevant information with the Securities and Exchange Commission (the “SEC”), including a registration statement of the Company on Form S-4 (the “registration statement”) that includes a prospectus of the Company and a proxy statement of Linear (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LINEAR AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Linear’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear with the SEC may be obtained free of charge at Linear’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC.

Date: November 29, 2016	/s/ David A. Zinsner
Name: David A. Zinsner Title: Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited pro forma condensed combined balance sheet of the Company as of October 29, 2016 and the unaudited pro forma condensed combined statement of income of the Company for the year ended October 29, 2016, respectively.